Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Flag Intermediate Holdings Corporation

	Years Ended December 31,
	2006		2007		2008		2009		2010
	(dollars in millions)
COMPUTATION OF EARNINGS
Income (loss) before taxes	$65.4		$55.9		$152.7		(53.7)		23.1
Net interest expense	54.1		57.6		54.5		44.9		37.2
Interest portion of operating lease expense	6.1		6.7		6.4		6.3		4.9

Earnings	$125.6		$120.2		$213.6		$(2.5)		$65.2

COMPUTATION OF FIXED CHARGES
Net interest expense	$54.1		$57.6		$54.5		$44.9		$37.2
Capitalized interest	—		—		—		—		—
Interest portion of operating lease expense	6.1		6.7		6.4		6.3		4.9

Fixed Charges	$60.2		$64.3		$60.9		$51.2		$42.1

RATIO OF EARNINGS TO FIXED CHARGES	2.1	x	1.9	x	3.5	x	(0.0	)x	1.5	x

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$—		$—		$—		$53.7		$—